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SEC FILE NUMBER
8-31826

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PrimeVest Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 First Street, South, Suite 300
(No. and Street)

St. Cloud (City) | Minnesota (State) | 56301-3600 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Paul Shelson | (320) 229-3191 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue (Address) | Los Angeles (City) | California (State) | 90071-3462 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

KH 4/3

OATH OR AFFIRMATION

I, Mark Paul Shelson, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements for the year ended December 31, 2011, and unconsolidated supplemental schedules as of December 31, 2011, pertaining to PrimeVest® Financial Services, Inc. and Subsidiaries (the "Company") are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

JULIE ANNE PREUSSER
Notary Public
Minnesota
My Commission Expires January 31, 2013

Signature 02/22/12
Date

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Consolidated Statement of Financial Condition
(x)	(c)	Consolidated Statement of Income
(x)	(d)	Consolidated Statement of Cash Flows
(x)	(e)	Consolidated Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)
(x)		Notes to Consolidated Financial Statements
(x)	(g)	Unconsolidated Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Unconsolidated Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
(x)	(i)	Unconsolidated Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
(x)	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1(included in item g) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not Required)
(x)	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (See Note 11 to consolidated financial statements)
(x)	(l)	An Oath or Affirmation
(x)	(m)	A Copy of the SIPC Supplemental Report (Filed as a Separate Document)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

PRIMEVEST® FINANCIAL SERVICES, INC. AND SUBSIDIARIES
(SEC I.D. No. 8-31826)

CONSOLIDATED STATEMENT OF
FINANCIAL CONDITION
AS OF DECEMBER 31, 2011, AND
INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Stockholder and Board of Directors
PrimeVest® Financial Services, Inc.:

We have audited the accompanying consolidated statement of financial condition of PrimeVest® Financial Services, Inc. and subsidiaries (the "Company"), a wholly owned subsidiary of Cetera Financial Group, Inc., as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition present fairly, in all material respects, the financial position of the Company at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2012

PRIMEVEST® FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS

CASH AND CASH EQUIVALENTS	$27,309,653
RECEIVABLE FROM BROKERS, DEALERS, AND CLEARING ORGANIZATIONS	1,067,957
RECEIVABLE FROM CUSTOMERS	14,546,045
SECURITIES OWNED — At fair value	7,994,255
COMMISSIONS RECEIVABLE	3,491,498
DEFERRED INCOME TAX ASSETS — Net	2,701,481
OTHER RECEIVABLES	5,118,213
OTHER ASSETS	6,808,279
TOTAL	$69,037,381

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to brokers, dealers, and clearing organizations	$ 388,547
Payable to customers	13,943,962
Commissions payable	11,154,236
Accounts payable and accrued expenses	2,363,822
Payable to affiliates	855,286
Other liabilities	4,116,471
Total liabilities	32,822,324
STOCKHOLDER'S EQUITY:	
Common stock, $10 par value — authorized, 1,000,000 shares; issued and outstanding, 81,468 shares	814,680
Additional paid-in capital	23,808,997
Retained earnings	11,591,380
Total stockholder's equity	36,215,057
TOTAL	$69,037,381

See notes to consolidated statement of financial condition.

1. NATURE OF BUSINESS AND OWNERSHIP

PrimeVest® Financial Services, Inc. and subsidiaries (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934, a registered investment advisor and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides brokerage, insurance, and investment advisory services to customers through financial institutions. The Company is a wholly owned subsidiary of Cetera Financial Group, Inc. ("Cetera Financial") which is a wholly-owned subsidiary of Cetera Financial Holdings, Inc. ("Cetera Holdings"). The majority shareholder of Cetera Holdings is Lightyear Fund II, L.P. which is managed by Lightyear Capital LLC.

The consolidated statement of financial condition includes the accounts of PrimeVest® Financial Services, Inc. and its wholly owned subsidiaries: Compulife Inc., Guaranty Brokerage Services, Inc. ("Guaranty"), PrimeVest® Insurance Agency of Texas, Inc., and Branson Insurance Agency, Inc. The PrimeVest® insurance agencies were incorporated in their respective states for the purpose of providing the Company's customers with insurance products. All intercompany balances and transactions have been eliminated in consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The consolidated statement of financial condition are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, allowance for doubtful accounts, accruals for liabilities, income taxes, revenue and expense accruals, and other matters that affect the consolidated statement of financial condition and related disclosures. Management believes that the estimates utilized in preparing its consolidated statement of financial condition are reasonable and prudent. Actual results could differ materially from those estimates under different assumptions or conditions and the differences may be material to the consolidated statement of financial condition.

Cash and Cash Equivalents — The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents. The carrying value approximates fair value due to the short-term maturities of these investments.

Securities Owned — Securities owned are stated at fair value. Fair value is determined by management based on published market prices or from independent pricing services.

Receivable from and Payable to Brokers, Dealers, and Clearing Organizations — Receivables from and payables to brokers, dealers, and clearing organizations result from the Company's normal trading activities.

Receivable from Customers — Receivables from customers include amounts due on cash and margin transactions. The Company extends credit to its customers to finance their purchases of securities on

margin. Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected in the consolidated statement of financial condition.

Other Receivables and Other Assets — Other receivables and other assets are reported in the consolidated statement of financial condition at net realizable value. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to expense and a credit to a valuation allowance in the period that the receivable is determined to be uncollectible.

Fair Value of Financial Instruments — Substantially all of the Company's financial instruments are carried at fair value. Receivables and liabilities are carried at cost or cost plus accrued interest, which approximates fair value.

Income Taxes — The results of the Company's operations are included in the consolidated tax return of Cetera Holdings, and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities, and their reported amounts in the consolidated statement of financial condition that will result in taxable or deductible amounts in future years. Deferred tax assets are subject to a valuation allowance if, in the Company's opinion, it is more likely than not that these benefits will not be realized at the consolidated group level.

Recent Accounting Pronouncements — In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, which amends U.S. GAAP to conform it with fair value measurement and disclosure requirements in International Financial Reporting Standards (IFRS). The amendments in ASU No. 2011-04 are effective for interim and annual periods beginning after December 15, 2011. The Company is in the process of evaluating the disclosure requirements and any impact the new disclosures will have on its consolidated statement of financial condition.

3. INCOME TAXES

The Company accounts for income taxes using the asset and liability method of accounting for income taxes under U.S. GAAP. Thus, deferred income tax assets and liabilities are established for the "temporary differences" between amounts of assets and liabilities for reporting purposes and such amounts measured by tax laws and regulations. Significant components of the Company's deferred tax assets and liability at December 31, 2011, are as follows:

Deferred tax assets:	
Goodwill	$1,185,781
Net operating loss carryforward	1,287,768
Depreciation	234,369
Other	258,754
Total deferred tax assets	2,966,672
Deferred tax liability:	
Deferred state taxes	145,838
Other	119,353
Total deferred tax liabilities	265,191
Net deferred tax assets	$2,701,481

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with Accounting Standards Codification (ASC) Topic 740, *Accounting for Uncertainty in Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the consolidated statement of financial condition of the Company. The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income taxes on the statement of financial condition. As of December 31, 2011, the Company did not have a liability for any unrecognized tax benefits nor did it recognize any interest and penalties related to unrecognized tax benefits. The Company is subject to examination by U.S. federal tax authorities for tax returns filed for the prior three years and by state tax authorities for the prior four years.

4. EMPLOYEE BENEFITS

401(k) and Health and Welfare Benefit Plan for Employees —The employees of the Company are covered by a 401(k) plan and a health and welfare defined contribution plan that is administrated by an affiliate. The plans are defined contribution plans and have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plan in 2011 and relied on its affiliated company to cover all eligible employees.

Stock-Based Compensation — ASC Topic 718, *Compensation-Stock Compensation*, requires all share-based payments to employees to be recognized based upon the grant-date fair value. Certain employees of the Company have been granted stock options for Cetera Holdings stock.

5. RELATED PARTY TRANSACTIONS

Cetera Financial and Cetera Holdings allocate a portion of their general administrative expenses to the Company based on volume, number of personnel, and activity. At December 31, 2011, outstanding payables to affiliates in connection with these services were $1,045,455..Such payables, which are

recorded as a result of transactions and agreements with affiliates, may not be the same as those recorded if the Company was not an indirect wholly owned subsidiary of Cetera Holdings.

6. COMMITMENTS AND CONTINGENCIES

The Company is party to a number of claims, lawsuits, and arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of the existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Leases — The Company is obligated under operating leases requiring minimum annual rentals. The Company has leases pursuant to agreements expiring in various years through 2013. The leases require payments of the Company's pro rata share of common area expenses and taxes.

The following is a schedule of minimum future rental payments required under operating leases for office space and equipment that have noncancelable lease terms in excess of one year:

Years Ending December 31	
2012	$ 652,085
2013	496,035
Total minimum lease payments	$1,148,120

7. SHORT-TERM BORROWINGS

The Company has a $50,000,000 uncommitted line of credit available with a nationally recognized financial institution. There were no outstanding borrowings as of December 31, 2011. The line of credit is due on demand.

8. OFF-BALANCE SHEET RISK

Financial instruments recorded at fair value on the Company's consolidated statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, and clearing organizations and receivables from and payables to customers. Financial instruments carried at contract amounts which approximate fair value either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased and the writing of options contracts. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur, or counterparties are unable to meet the terms of the contracted obligations. In the event counterparties do

not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Fair value measurement is prioritized to maximize the use of observable inputs and minimize the use of unobservable inputs within a three-level fair value hierarchy.

Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 — Inputs (other than quoted prices included in Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 — Inputs are unobservable for the asset or liability and rely on management's own assumptions as to what market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Mutual funds, publicly traded securities with sufficient trading volume, and U.S. Treasury securities, are fair valued by management using third-party pricing services, which base prices on market quotations. These securities are primarily classified within Level 1, unless there is a transfer restriction in which case such securities are classified as Level 2. Certificate of deposits are fair valued by management using third-party pricing services, and these securities are primarily classified within Level 2.

The Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2011, is as follows:

	Fair Value Measurements on a Recurring Basis			
Assets	**Level 1**	**Level 2**	**Level 3**	**Total**
Cash equivalents — money market funds	$27,200,653	$ -	$ -	$27,200,653
Securities owned — U.S. Treasury securities	7,994,255			7,994,255
Other assets — securities:				
Certificate of deposits		249,000		249,000
Mutual funds and UITs	14,822			14,822
Equity securities	31,532			31,532
Total other assets — securities	46,354	249,000	-	295,354
Total	$35,241,262	$249,000	$ -	$35,490,262

10. CREDIT QUALITY OF FINANCING RECEIVABLES AND THE ALLOWANCE FOR CREDIT LOSSES

Financing receivables generally arise from the extension of credit to customers for purchases of securities (margin loans). These loans are fully collateralized by marketable securities, are due on demand, and accrue interest at daily rates. The initial extension of credit is made in accordance with the requirements of Regulation T, and the continued extension of credit is subject to self-regulatory organization as well as Company determined collateral levels.

The Company's outstanding margin loans are monitored on a daily basis to identify potential credit loss and impairment. Loans are considered to be impaired when based upon current information and events management estimates it is probable that the Company will be unable to collect amounts due according to the contractual terms of the loan. Criteria used to determine if impairment exists include, but are not limited to: the value of securities collateralizing the loan, historical payment of margin calls of the individual loan, and/or an event of default. These assumptions require the use of significant management judgment and include the probability and timing of borrower default and loss severity estimates.

For margin loans that are deemed impaired, a loan loss reserve is established for the difference between the carrying amount, and the expected recovery. Changes in the loan loss reserve are recorded in allowance for doubtful accounts.

The Company had $14,546,045 of outstanding margin loans receivable from customers as of December 31, 2011 and no associated loan loss reserve based on management's assessment of probability and timing of borrower default and loss severity estimates. The Company does not have any impaired margin loan receivables as of December 31, 2011. The Company does not have off-balance sheet credit exposure as a result of these financing receivables.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. The rule requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2011, the Company had net capital of $24,265,002, which was $23,947,938 in excess of required net capital of $317,064. The Company's ratio of net capital to aggregate debit items was 153%.

At December 31, 2011, the Company's wholly owned subsidiaries had total assets of $294,237 and stockholder's equity of $100,000. These amounts are not included as capital in the Company's unconsolidated computation of net capital.

12. SUBSEQUENT EVENTS

Management evaluated activity of the Company through February 27, 2012, the date the statement of financial condition was available to be issued and concluded that no subsequent events have occurred that would require recognition or disclosure.

* * * * * *

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

February 27, 2012

PrimeVest® Financial Services, Inc.
400 Fourth Street, South
St. Cloud, Minnesota 56301-3600

In planning and performing our audit of the consolidated financial statements of PrimeVest® Financial Services, Inc. and subsidiaries (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 27, 2012, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP